TENABLE HOLDINGS, INC.

7021 Columbia Gateway Drive, Suite 500

Columbia, MD 21046

July 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director

Christine Dietz, Assistant Chief Accountant

Jeff Kauten, Attorney-Advisor

Joyce Sweeney, Staff Accountant

RE:	Tenable Holdings, Inc.

Registration Statement on Form S-1

File No. 333-226002

Ladies and Gentlemen:

Tenable Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, July 25, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Eric Jensen and Brian Leaf of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Jensen of Cooley LLP, counsel to the Registrant, at (650) 843-5049, or in his absence, Brian Leaf at (703) 456-8053 or Madison Jones at (202) 728-7087.

[Signature Page Follows]

Very truly yours,

TENABLE HOLDINGS, INC.

By: /s/ Amit Y. Yoran

Name: Amit Y. Yoran

Title:  Chief Executive Officer

cc:	Stephen A. Riddick, Tenable Holdings, Inc.

Eric C. Jensen, Cooley LLP

Brian F. Leaf, Cooley LLP

Madison A. Jones, Cooley LLP

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

[Company Signature Page to Acceleration Request]